July 17, 2019

Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

       Re: 3M Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-03285

Dear Mr. Gangestad:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Operating income, operating income margin, income before taxes, net income, earnings per share, and effective tax rate..., page 19

1. We note on page 20 that your non-GAAP net sales are the same as your GAAP measures in each of the periods presented. Please explain to us why management believes presenting this measure is meaningful to an investor. This comment also applies to similar presentations made in your March 31, 2019 Form 10-Q and Form 8-K filed on April 25,
      2019.
2. We note that you present non-GAAP measures such as adjusted operating income, adjusted income before taxes, adjusted provision for income taxes, adjusted net
      income attributable to 3M, and adjusted earnings per diluted share which exclude the impact of the MN NRD litigation charge. We note similar non-GAAP measures within
 Nicholas C. Gangestad
3M Company
July 17, 2019
Page 2
         your March 31, 2019 Form 10-Q that are adjusted for other significant litigation-related charges incurred during the three months March 31, 2019. Please tell us how your presentation complies with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameNicholas C. Gangestad                       Sincerely,
Comapany Name3M Company
                                                              Division of
Corporation Finance
July 17, 2019 Page 2                                          Office of
Electronics and Machinery
FirstName LastName